Filed by: Gaz de France
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended
Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: May 11, 2006
The following is a transcript of an informational conference call held in Paris, France on May 4, 2006.
Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.
The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.
In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its website at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.
Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Base filed by Gaz de France on April 1, 2005 (under no: I.05-037) and in the Document de Référence filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2004 that Suez filed with the SEC on June 29, 2005. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.
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Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
Thursday, 4th May 2006
15h30 CET
Gérard Lamarche: I’m Gérard Lamarche. I’m very pleased to welcome you with my colleagues Stéphane Brimont, Head of Strategy at Gaz de France, and Arno Spies, Head of Optimax for an update of the merger. We have today announced, disclosed two press releases; the first one on the merger project and the second one on Suez’s first quarter revenue. I would like to say a few words on the first quarter. Results are excellent, we have good organic growth of 10.3% reflecting strong growth of Suez Energy Europe, 15.3%, coming both from volume and prices as you have noticed. Significant growth also of Suez Environment, 7.9%.
Now regarding the merger, the process is on track in line with the initial plan without delay in the timetable for the merger, completed this year. Stéphane will go into more detail on the process thereafter. We have as you know pre-notified the European Commission and the final notification is due by mid-May.
So let’s talk about our industrial project. I suggest that we go through the presentation that you have received step by step and before (that) I would like to highlight a couple of points. A detailed analysis of each synergy item has been conducted by joint teams combining our operational expertise. For the short term operational synergies we confirme the 500 million of savings per year. 50% are generated through gas sourcing optimisation and you know that we buy 720 terawatt hours per year the combined entity; 25% are generated by joint procurement effort cost savings other than energy; and 25% are generated by cost reductions through a combination of geographic presence in services and complementarities in multi-energy offerings.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

On top of that we have the medium term operational synergies. Those are estimated at 600 million per year on top of the 500 million that I’ve been talking about. So the breakdown of the 600 million is 60% generated by additional growth opportunities for the merged group. Those additional perspective opportunities have been identified specifically in the core activities of the merged group, in production and supply of electricity, in LNG operations and in exploration and production. Then 40% are generated by cost reductions over and above those identified in the first phase.
Then we have another family of synergies, the investment synergies. Those are estimated at 100 million as you can see on the transparent, 100 million per year arising from optimisation of the merged group investment programme. We also have implementation costs, those costs are limited because you have seen we have procurement synergies which are not expensive, we have not generated costs, with revenues synergies we will not generate costs and those implementation costs are estimated today at 150 million for the short term and 150 million for the medium term. This reflects the natural complementarity of both groups, and I would like to stress again that the synergies are mainly coming from external cost reduction and growth potential amelioration. Our team are focused today and they have a proven track record in cost cutting and they are ready for the implementation phase. In other words we are ready to go.
In short, we offer investors a value creating industrial project based on 1.1 billion operational synergies, 100 million of investment synergies. We offer also a significant potential for financial and fiscal optimisation, and we have limited implementation costs.
Having said that, I propose to turn the floor to Stéphane and I stress the fact that you need to read the disclaimers which are also in the presentation.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

Stéphane Brimont: Before we go through a slide presentation which is available on our website, we now have to read a disclaimer.
Operator: Thank you very much sir. We would like to make the usual reminder that forward looking statements, especially about synergies and benefits of the transaction, are based upon assumptions which we consider reasonable but which are subject to a number of risks and uncertainties, many of which are outside of our control. As you know, actual future synergies and benefits may vary materially from those expressed or implied by the forward-looking statements made today and we do not promise any updates.
We also encourage you to read the risk factors described in Gaz de France’s document de base filed with the Autorité des marchés financiers and in Suez’s document de reference filed with the AMF as well as the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.
As a reminder, in connection with the merger, detailed information documents will be filed with the AMF and to the extent Gaz de France decides to register the Gaz de France shares in the United States, Gaz de France may file a registration statement containing a prospectus with the SEC. Investors are urged to read these documents if and when available because they will contain important information about the companies and the transaction. Documents filed with the regulators will be available free of charge on various websites.
For your information this conference is being recorded. Please go ahead gentlemen.
Stéphane Brimont: Ok, thank you. Thank you Gérard, good afternoon to each of you. I will give you some detail on synergy coming from economy of scale and then Arno will give you details on synergy coming from complementarity, and then I’ll take back the floor to Capex synergy and financial and tax optimisation.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

If you go to slide 9, I will give you some detail about gas sourcing. What you should keep in mind about gas sourcing is that the new group will be the first purchaser in Western Europe with more than 100 billion cubic metres, that we will have a diversified portfolio in terms of geography with gas coming from Europe, from Africa, from Russia and that we will also have a diversified portfolio in terms of type of gas with a very significant part of LNG in our gas. We will be the first LNG operator in the Atlantic Basin. So what we think is that we have the ability to enter into a strong and confident relationship with the main producer, Gazprom, Sonatrach, Statoil because we’ll be a very valuable partner for them.
If you go to slide 10 you can have some detail about synergy and gas sourcing. The figure that we identified is a €250 million pre-tax synergy per year, which is roughly 1% of our gas cost procurement, so it’s not that high. We think we have three ways of extracting the synergy; the first one is the cost of gas – cost of gas is the fact that we will have a different position vis-à-vis the producer, the fact that we will have the ability to diversify our portfolio and the fact that in a broader portfolio with more than 100 billion cubic metres we will be able to make risk and price optimisation, it will be a little bit more risk and more price optimisation.
The second way of having synergy in gas sourcing is about swaps. We will have a huge asset base in terms of infrastructure and in terms of contract, and this will enable us to make location swaps, time swaps. We will be able also to make LNG versus pipe gas swap as we’ve just done with Gazprom and we’ll also be able to have more opportunities to make arbitrage between gas and power. The third way to get synergy in gas sourcing, it’s really about LNG. We’ll be able to access three different markets in North America with Canada, North East and the Gulf of Mexico. We’ll be able to access five markets in Europe with Benelux, France, Italy, Spain and the UK, and we think that we’ll have a lot of opportunity to make more energy arbitrage in the combined group. That’s the first item of synergy.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

The second item is procurement savings, you should go to slide 11. We have a figure of €120 million pre-tax synergy per year for procurement in the short term. What you should keep in mind is that the cost base, the Opex cost base of the combined group is about 18 billion a year, so the €120 million synergy represents 0.7% saving on the cost base – it’s a number that we think is conservative and should be quickly achieved.
The third type of synergy, it’s about operational cost. We think that we will be able to have synergy in the short term. We estimate this synergy at €50 million and we also think that we will be able to have synergy in the medium term, and we estimate that we will get €250 million above the €50 million in the medium term. In the short term, synergies are primarily in service business where we have the opportunity to optimise in terms of geography and in terms of division the new service business of the new group. We think that we will be able to improve the operational margin by 0.5%. In the short term we also think that we have some room in terms of trading costs when we integrate both groups. In the medium term we think that we can deliver a €250 million synergy above the €50 million in the short term. This synergy will come from procurement, we think that we will have more room for procurement synergies in the medium term. They will also come from structure and means optimisation, we can talk about headquarters, we can talk about IT, we can talk about joint services, so on the whole we think that we will be able to have a €200 million cost reduction in the medium term.
Then I’ll give the floor to Arno for complementary synergies.
Arno Spies: Hello to everybody, Arno Spies from the Optimax team. First I will comment on the synergies arising from the complementarity of our businesses. If you look at slide 14 you’ll see in the first half our infrastructure activities assuring the transport of LNG, gas and power which is certainly partly regulated; and on the second half you’ll see the non-regulated business activities coming from the exploration and production over power generation, finally to the sales and trading and the services delivered to our end customers.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

In one word we are present all over the value chain of the energy business. This naturally gives us a huge client base as you will see on the next slide where we have a lot of customers, certainly in France and in Belgium, and we are convinced that due to the type of our business which means a long term relationship with our B2B and also with our B2C customers, we have very strong brands that we will value in the market, especially in France where we have already a huge customer base due to our energy services with industrial customers and the Gaz de France retail customers.
We see that on the next slide; really the business complementarity, this customer base we can only serve in the power business, when we have sufficient generation capacity, and there Suez is the biggest power generator in France besides naturally EDF, and we can combine our forces in order to use the sales networks of Gaz de France to bring our energy to the market.
On the next slide you will see that this will deliver in the short term some €80 million € pre-tax profit due mainly to reduced supply costs and reduced costs to serve as well as reduced marketing costs for client acquisition in the French power market.
Our three products, gas, power and services will not only be delivered in France where we will achieve our mid-term market penetration objectives now sooner and with less cost, but also if you have a look on the next page on the whole European area. This geographic table shows all our market positions in Europe and you’ll see that we cover all major markets, whether with both our combined forces already or one of the two partners is present in the market. Besides that, what we have not put on the table, certainly that we have still strong footholds on the international area in North America, South America, also Middle East Asia which is giving a good balance to our strong European position.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

This European position as you will see on the next slide we will use in the medium term to develop projects together. We have a sound asset base currently with excellent operational expertise in the generation business. We will use the gas supply portfolio of Gaz de France. We will capture the value of that in looking for additional investment of 1.5 million in further power generation assets based on gas in France and in Europe. Whereby we can profit from the market opening and still strong demand growth in Europe where investments in power generation are of crucial importance.
Besides these Greenfield projects in Europe, we are world market leader in the LNG business as you see on the next slide where we are present with our LNG supply chain in Europe and in the North American area especially, and we can assure in the LNG business our supply ourselves with the exploration and production competence of Gaz de France and the common business activities in the liquefaction, transport and regasification area. So we can serve five regional European markets and 2-3 major North American markets.
How we will use that, we will see that on the next slide that we will invest in an additional liquefaction train and regasification and commercialisation projects in Europe. We can estimate about 20% of our additional investment that could be foreseen for this until 2012.
If we conclude on all that, we see in the medium term an additional €350 million € pre-tax margin coming from growth opportunities in France using the customer base in the electricity business, additional power generation investments in France and in Europe, and last but not least LNG investment in the upstream and on the value chain which I have already described. Seeing this synergy generation coming from growth, I think Stéphane will have an easy job to commentthe next slide with the implementation costs.
Stéphane Brimont: Thank you Arno. I will give you some elements on implementation costs. First of all to tell you that they are low, our estimate is that implementation costs will be €150 million for

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

the short term synergy and €150 million for the medium term synergy, so the total implementation costs are €300 million, and if you want to compare that figure to the synergy, I think you should compare that to the figure of synergy on operating cost which is €300 million, so you see it’s a little bit less than a full year of synergy on operating costs. The reason why this number is low is the fact that synergy will result primarily from the complementarity between the business of the two groups, that will result also from new development opportunities and they will also result from sourcing cost optimisation, so you see a lot of synergy has very low implementation costs, so this explains why the figure is only €300 million.
Last but not least if you go to page 25 I will give you some detail about Capex synergies and about optimisation. Capex synergy, our estimate is that we will be able to have €100 million cash effect, positive effect on Capex due to the merger. There are three different effects of that: the first one is that we won’t have to duplicate entry costs in new markets, for instance if you look at Romania where Gaz de France has a strong position with Distrigaz Sud and if Electrabel wants to enter the Romanian market, they won’t have to pay entry costs because we know the country, we know the people, so this is the first reason why we think that we will have Capex synergy.
The second reason why we think we will have Capex synergy is the fact that we will be able to optimise short term Capex for development – a recent example is that we built 800 megawatt CCGT, it’s far less cheaper than two 400 megawatt CCGTs, so this explains why we think we will have Capex synergy on development. The third reason why we think we will have synergy on that is the fact that we will be able to rationalise certain investments – to give you an example we have several projects of LNG terminals on the East Coast in North America. The new group will be able to organise its schedule to reduce the cost of the project and to influence the value of this project. So our estimate is a 100 million cash impact of Capex synergy.
On page 26 regarding tax optimisation, what we already told you and what we confirmed today is that there is a €3.1 billion stock of tax losses carried forward in SUEZ that we will be able to use

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

in the merger, so we will have a very positive effect on that – that will happen in two or three years. On financial optimisation, three things. The first one is that the new group will have a reduced risk profile compared to the two groups that exist today and that this will deliver some value to the group. The reason for that is that we think we will have a unique profile of our combined activities, first one in terms of geography with our home market, Belgium and France. We have a presence outside our home market in Europe and with also some activities outside Europe. The second point is that we will have a very well balanced business mix between gas, electricity, services and environment. Also we will balance activities between regulated and competitive activities, and the fourth point is the fact that we will have balanced activities between upstream with gas and power production; and downstream with a strong retail base. So we think that this will help reduce the risk profile in the group.
The second point is that our share will be a “must-have” with an increase” in the stock market indexes, and the third point is that as we already said that we have some potential for optimisation capital structure with a dynamic dividend policy. So we think that we will have also some optimisation in the financial sector.
To give you a quick update on the merger process, what we want to tell you is that first of all the merger is on schedule, that the integration workshops are working with the strong implication of both operational teams. We have a chairman committee every week, we have a permanent project office. We have different task forces which are detailed on page 28; each task force is led by a team of operational experts from both companies, so now we can confirm that our objective is to close the merger before the end of the year and that we are pretty confident with this schedule.
That’s the end of the presentation so I think that now we are able to take your questions. Thank you.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

Operator: Thank you very much sir. Ladies and gentlemen, the question and answer session will be conducted electronically. If you would like to ask a question, please press the star or asterisk key followed by the digit 1 on your telephone keypad. Please ensure that your mute function on your telephone is switched off to allow your signal to reach our equipment. We’ll take questions in the order they are received and we’ll take as many questions as time permits. If you find your question has been answered you may remove yourself from the queue by pressing *2. Again, please press *1 to ask a question.
Our first question is coming from Mr John Honoré from Société Générale. Please go ahead sir.
John Honoré: Hello everybody. I haven’t had the chance to have a look at the slides because I’m far away, but I’m wondering – it’s a beautiful merger, I agree on that side – I’m wondering if there is any synergy between environmental business of Suez and Gaz de France? I see the synergy in electricity and gas, that’s ok, but between environmental and Gaz de France, is there any synergy?
The second question is: isn’t it time for the new entity to refocus on some specific market? You have a very good position in Benelux, France, Italy, Poland, Hungary, Romania, but what about Spain? The combined group is very, very small. What about Germany? I do not see any chance to really enlarge the position. That’s my question, thank you.
Gérard Lamarche: Thank you for your question. The first question is: are there some synergies between the environment business and GDF. It is clear that we have two types of synergies; the first one, cost synergies and we are already implementing as you know cost cutting within the group Suez and taking advantage...Suez Environment is for example giving us more power when we buy on the procurement side, and those types of synergies will also be extracted out of GDF when we merge. By the way, we could also say that by pulling together the support function, there will be some synergies as Stéphane mentioned, and of course Suez Environment will be

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

part of it. The second type of synergy is that our reach in France is even stronger – that’s just an example – as you know we have very good coverage in France with Suez Environment and therefore from a commercial point of view we are able to approach the customers from different angles, and this will also be exploited.
The second question is dealing with the specific market that we are going to attack, and the question is: are you going to increase or strengthen a market like Spain or Germany. I believe that it makes a lot of sense that we are already there, we have for instance in Spain our presence through Agbar in the water business. We also have two projects, gas turbines, one in Castelnou and the other one in Morata, Gaz de France also has a gas turbine in Spain, Cartegena, and we are going to increase steadily our presence in Spain. It is an adjacent market like Germany, the other country that you mention, we are already there and we have increased steadily our presence and tried to extract complementarity from both businesses.
That’s for the market adjacent to France and Benelux. We talked about Chile and Thailand. We are going to continue to grow Suez Energy International with a project of Gaz de France outside Europe and if there are other opportunities, profitable opportunities, we’ll try to seize them.
John Honoré: Ok, thank you.
Operator: Thank you for your question sir. We’ll now go to Monsieur Patrice Lambert of CSE Securities. Please go ahead.
Patrice Lambert: Bonjour, 3 petites questions, je voudrais poser la question concernant les chiffres d’achat globalisés d’énergie, de gaz. Est-ce que vous pourriez redonner le chiffre que vous avez mentionné en terme de milliard de mètres cube? La deuxième chose concerne le slide 6. Les économies sur les achats hors énergie 120 millions, je suppose que c’est sur le MRO. Est-ce qu’on peut savoir quelle est la base de MRO? Et la troisième question concerne plus

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

spécifiquement Gaz de France, je dirais indépendamment du deal. Par rapport au plan original d’investissement de Capex sur la période 2005-2008. Quelle est la séquence, je dis bien indépendamment du deal, quelle est la nouvelle séquence telle que vous la voyez par rapport aux investissements qui ont été réalisés sur 2005? Comment vous recadencez vos investissements au Capex sur 2006, 2007, 2008 de façon a arriver, je dis bien indépendamment du deal, à la somme convenue au départ de 17, 17.5 milliard? Je vous remercie.
Stéphane Brimont: Ok, the figure for gas procurement is above 100 billion cubic metres, which is if you take a price of between €20-25 per megawatt hour which is roughly between €20-25 billion, so that’s for gas procurement. In terms of Opex on procurement, the figure is €18 billion. It’s about €18 billion. It’s only procurement in terms of Opex, it doesn’t include procurement in terms of Capex. As far as the investment programmes are concerned, we are of course in the process of reviewing our investment in the perspective of the merger, so we won’t give you any detail today but we will give you detail when we will have the new business plan of the new entity. I’m sorry, I won’t give you anything today but you will have the detail in a few months from now.
Patrice Lambert: I’m sorry, that’s for Gérard Lamarche. One follow up question on the figures which were released today, could you confirm, can you give us a flavour of the cash generation in [unclear] which should look very good according to the excellent figures. Can you just give us a figure for what that should be for Q1?
Gérard Lamarche: We already have disclosed the top line for the different branches of activities. We are not going to give you any number on the bottom line or the cash flow but you can imagine that given the fact that we have confirmed our financial discipline and that we are not going to spend more than the three year plan Capex spending that we have announced three years ago that the cash flow generation is as a consequence higher than last year.
Patrice Lambert: Thank you.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

Gérard Lamarche: Next question?
Operator: Our next question will be coming from...sorry, once again if you do wish to ask a question, please press *1 at this time. The next question is coming from Chris Rogers of JP Morgan. Please go ahead.
Chris Rogers: Good afternoon everybody. I have a couple of questions, firstly when you talk about the €350 million margin impact from extra sales, could you say what sales number that’s based on or what kind of margin level we’re talking about?
Presenter: I’m sorry, we can’t hear you. Could you speak a little bit louder?
Chris Rogers: Ok, let me try that again. The €350 million that you have for margin increase from extra revenues – could you tell me what revenue number that is based on? Also, the €1.5 billion of investments, is that above and beyond what you are already planning to do? The second issue is with regards to the implementation costs – would it be correct that you book €150 million in 2007 and €150 million in 2010, or is it that you book all of it in 2007? Thank you.
Gérard Lamarche: On the two last questions, when are the costs of implementation booked? Your assumption is correct, it’s this year (2007) and 2010. The second question, €1.5 billion of Capex is on top and above what we are currently spending, and just some information on last year’s numbers, the energy development Capex based on the combined entity in 2005 was €3.5 billion.
Chris Rogers: Ok. That 1.5 billion, how many years is that over? Is that just over the three years of the extension plan?

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

Gérard Lamarche: No, it will be over a longer period of time. You know that the assumption is that we are going to build six gas turbines and take a position in a liquefaction facility of 10%. That’s the assumption we are taking. The six power plants are in addition to the three projects that we have already announced in France. We have two projects in Fos and one in Montoir-de-Bretagne Arno, could you speak about the 20 million?
Arno Spies: Yes, the 350 million mid-term margin contribution is based on a revenue figure of somewhat above €2 billion which is based on the Capex Gérard Lamarche just indicated which should be accomplished until 2012.
Chris Rogers: That’s brilliant, thank you very much.
Operator: Thank you Mr Rogers. We’ll now go to Mr Simon Flowers of Merrill Lynch. Please go ahead.
Simon Flowers: Just a quick question and you may have partly answered it in the last one, but just to clarify, on the capital expenditure savings, there’s none coming from power generation specifically and the plans within France for Gaz de France to build I think it was 5,000 megawatts stills stands within the same timescales previously declared. Thanks.
Stéphane Brimont: If the question is: is the 1.5 billion Capex above the cap rate that we have previously in our plans, the answer is yes. It’s above that in terms of generation. Was that your question?
Simon Flowers: No, it was in the 100 million per annum of savings, there are no savings in power generation, and on top of that you are therefore sticking to your original plan to build 5,000 megawatts of plant I think it was by 2010. Is that correct?

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

Arno Spies: The question on power generation, I think we will not skip any projects we currently have, so it’s just that instead of to construct two units on two different places, we say we’ll put these two units in one place and then we have a 10% saving on the total investment volume. That’s the idea regarding the power generation. We are not going to eliminate any projects for power generation we currently have. I think this is also valid for the capacity announced by Gaz de France.
Stéphane Brimont: If we had a project for instance of 400 megawatt CGT in Netherlands and if Suez had a project like that, we probably won’t do two projects of 400 megawatts but we will do one project of 800 megawatts. So this where we will get some synergies.
Simon Flowers: Thanks.
Operator: Thank you Mr Flowers. We’ll now go to Mr Pierre Stienon of HSBC. Please go ahead.
Pierre Stienon: Good afternoon. I have three simple clarification questions. The first one is on the 3.1 tax losses carried forward of Suez. Is it correct to say that what GDF brings in is an opportunity to kind of offset those losses quicker than if Suez was on its own, i.e. if Suez was on its own those losses would be offset through French profits over time, it would simply take more time. The second question is: can you give us some guidance as to how these synergies are impacted by companies? Out of all the figures you mentioned, how much could you for example allocate to Distrigaz and to Fluxys for example? I understood from the first question that none of these synergies come from Suez Environment specifically, if you could confirm that. The third and final question: could you recap the sequence of events that will lead to the EGM in December and a vote on these transactions? When do you think French law will change, the EU Commission approves the deal, etc etc, if we could have a sequence of events. Thank you.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

Gérard Lamarche: Ok, thank you Pierre. I’ll take the two first questions and Stéphane, you answer the last one on the process and the timetable. The tax loss, the first question is dealing with the tax loss carried forward and the question is: was Suez supposed to use the tax losses carried forward in France? The answer is no because our balance sheet is structured in such a way that we are structurally not paying any tax in France, so this transaction enables us to extract some hidden values of SUEZ which were not going to be extracted otherwise.
The second question is dealing with the synergies and what part of the synergies are related to Distrigaz entities and through Suez Environment. There are very few synergies coming from Suez Environment. You’ll see that we have cost reduction of SG&A of about 50 million in the presentation and a little bit is coming from Suez Environment but very little. We need to work on that as mentioned earlier. What about the synergies with Distrigaz? There, with Distrigaz and Fluxys you do not have a lot of synergy because Fluxys is a regulated business, it’s a separate business in fact in terms of regulation. It is also a cost base system as you know in Belgium so you are not going to find a lot of value creation out of the current base of Fluxys.
But as far as figures of course, these figures are part of the synergies included in the first part of energy saving, and if you look at page 9, you’ll see the breakdown of what we have in the gas SUEZ and what Gaz de France is bringing to the table, and you’ll see that the part of SUEZ here is mainly coming from these figures. We buy in total 35 billion cubic metres and GDF 66, and those savings are coming from theconsolidation.
Stéphane Brimont: Regarding Pierre the key steps of the merger, what I suggest is that you turn to page 28. As far as the EU notification and the EU process is concerned, what we can say is that the notification to the EU will happen in the next few days and that the process will then take five months and three weeks to get the answer from the Commission, so that’s the first point. The second point that you mentioned is the law. What we can say about the law is that the government confirmed its schedule and that they are in the calendar, so we don’t expect any

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

delay on that side. Then if you look at the other key steps you will have board meetings in September for Suez and Gaz de France to authorise the merger, and then there will be an Extraordinary General Meeting of Suez and Gaz de France in December. That’s really the key steps in the merger.
Pierre Stienon: Thank you.
Operator: Thank you Mr Stienon. Ladies and gentlemen, once again as a reminder, if you do wish to ask a question please press *1. Our next question is going to be coming from Mr Martin Young of Lehman Brothers. Please go ahead.
Martin Young: Good afternoon to you all. I just have three questions, hopefully quick ones. The first one was regarding the law change in France: could you just be a bit more specific as to the expected month that you see that being passed? Secondly regarding the European Union, obviously you are firmly under the belief that you will not need to make any concessions to gain approval from the European Union for this merger. That strikes me as being something that is somewhat fanciful and that the European Union given recent pronouncements will seek to address some of the issues of the concentration of gas in France and electricity in Belgium. I just wondered if you could update us on your latest thinking there. Then finally getting back to the issue of the Capex going forward, one of the things that strikes me about the Capex plans of both the Gaz de France and Suez groups is that there is a reasonable amount in each which is currently unidentified and therefore could be a prime candidate for deduction in the event of this merger yet you’ve only come out with 100 million per annum cash flow benefits on investments. Do you think that the 100 million is very much a bare minimum and we could actually see considerably more? Thank you.
Stéphane Brimont: Ok, I will take the third and first and I think Gérard will take the second one. First on Capex, the €100 million synergy is not a reduction of the Capex programme. It’s really what

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

we can get in terms of Capex reduction to get the same cash flow, so these are really synergies. It’s not a global optimisation of the Capex programme which might increase in some parts of the business and decrease in other parts. So we are not saying that the Capex programme of the new group will be the Capex programme of Suez and Gaz de France minus 100 million. We think that the Capex programme of the new group will be given to you in a few months but that we will be able to get €100 million synergy because we’ll be able to decrease the amount of Capex by 100 and still have the same cash flow, so it’s a different point...
Martin Young: Ok, so the only thing that you’re willing at this stage to say about the new Capex programme of the combined group is that you are committing to an extra 1.5 billion in terms of power, and when we come back in a couple of months...
Stéphane Brimont: What we are saying is that the Capex programme will be more efficient due to the merger, first one; second one that we will be able to get some synergies of revenue in power production and in LNG, and then we will come back to you on the overall Capex programme in a few months. That’s in terms of Capex. Regarding the law, what we can say is that the government said that its schedule would be...was confirmed and the schedule was to have the law before summer, 21st June until 21st September, so we will have to guess what it will be before summer.
Gérard Lamarche: Then the question regarding the EU concession, we are not going to anticipate what will be asked by the European Commission, but what I just want to remind you is that in Belgium and in France, the overlaps between the two groups are very limited. In Belgium, Gaz de France has a 25% stake in SPE, that’s the second electricity producer and there’s a small market share in the gas business. In France what we have in gas is only 2% of the market in France in the gas sector, and there is very limited as you can see overlap in France and Belgium. In the other countries we do not see any overlap at all.

Suez / Gaz de France
Moderators: Gérard Lamarche, Stéphane Brimont
4 May 2006

Martin Young: And do you feel that your programme of announced synergies has sufficient flexibility within it to accommodate any shall we say reasonable requests from the European Union?
Gérard Lamarche: We think that even if we have to sell some business this will be with limited effect on the synergies that we are disclosing today.
Martin Young: Ok, thank you.
Operator: Thank you very much for your questions Mr Young.
Presenters: Thank you very much. Bye.
Operator: Ladies and gentlemen, that will conclude today’s question and answer session. This conference is over at this time. We thank you very much for your participation, you may now disconnect.